Issuer Free Writing Prospectus
Dated May 28, 2009
Filed Pursuant to Rule 433
Registration Statement No. 333-154962
CBS CORPORATION
CBS OPERATIONS INC.
FINAL TERM SHEET

Issuer:	CBS Corporation
Guarantor:	CBS Operations Inc.
Securities Offered:	8.875% Senior Notes due 2019
Size:	$250,000,000
Maturity:	May 15th, 2019
Coupon:	8.875%
Yield to Maturity:	9.250%
Spread to Benchmark Treasury:	T+558.6 basis points
Benchmark Treasury:	3.125% Notes due May 15th, 2019
Benchmark Treasury Price and Yield:	95-17; 3.664%
Price to Public:	97.585% of face amount plus accrued interest from and including May 13, 2009 to and excluding the settlement date.
Price to CBS:	96.935% of face amount plus accrued interest from and including May 13, 2009 to and excluding the settlement date.
Interest Payment Dates:	Semi annually on May 15th and November 15th commencing November 15th, 2009
Redemption Provision:	We may redeem the senior notes, in whole or in part, at any time and from time to time at a redemption price equal to their principal amount plus the applicable premium, if any, and accrued and unpaid interest to the redemption date. The premium will be calculated based on the Reinvestment Rate of 0.75%
Trade Date:	May 28, 2009
Settlement Date:	June 2, 2009 (T+3)
Interest Accrual Date:	May 13, 2009
Accrued Interest Payable to the Issuer:	$ 1,171,006.94 accrued from and including May 13, 2009 to and excluding the settlement date.
Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000
CUSIP:	124857AC7
Ratings:*	Moody’s Investors Service: Baa3 (stable outlook)
Standard & Poor’s Ratings Services: BBB
(CreditWatch Negative)
Fitch Ratings: BBB (stable outlook)
Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Banc of America Securities LLC toll-free at 1-800-294-1322, (ii) Citigroup Global Markets Inc. toll-free at 1-877-858-5407, (iii) J.P. Morgan Securities Inc. collect at 212-834-4533 or (iv) UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.
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